UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21107100

(CUSIP Number)

Yuen Kam

48th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R.

(852) 3605-8180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Paul Strecker, Esq.

Shearman & Sterling

12th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

(852) 2978 8000

April 27, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100		13D

1	Name of Reporting Persons Golden Meditech Stem Cells (BVI) Company Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 30,681,266
	8	Shared Voting Power 0
	9	Sole Dispositive Power 30,681,266
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,681,266
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 38.3%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100		13D

1	Name of Reporting Persons Golden Meditech Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 30,681,266
	8	Shared Voting Power 0
	9	Sole Dispositive Power 30,681,266
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,681,266
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 38.3%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100		13D

1	Name of Reporting Persons Bio Garden Inc.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,137,807
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,137,807
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,137,807
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.9%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100		13D

1	Name of Reporting Persons Yuen Kam
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong S.A.R.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,166,351
	8	Shared Voting Power 7,165,500
	9	Sole Dispositive Power 9,166,351
	10	Shared Dispositive Power 7,165,500
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,331,851
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.4%
14	Type of Reporting Person (See Instructions) IN

This Amendment No. 8 is being filed jointly by Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”), Golden Meditech Holdings Limited (“Golden Meditech”), Bio Garden Inc. (“Bio Garden”) and Yuen Kam (“Mr. Kam”, together with GM Stem Cells, Golden Meditech and Bio Garden, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of April 27, 2015, a copy of which is attached here to as Exhibit 11.

This Amendment No. 8 amends and supplements (i) the statement on Schedule 13D jointly filed with the Securities and Exchange Commission (the “SEC”) on July 9, 2009 by GM Stem Cells and Golden Meditech, as previously amended and supplemented by amendments to Schedule 13D filed on June 23, 2011, September 30, 2011, April 12, 2012, May 2, 2012, October 4, 2012, July 11, 2013 and August 25, 2014 (as so amended, the “Original Schedule 13D”), and (ii) the information concerning Mr. Kam and his beneficial ownership in the Company contained in the statement on Schedule 13D jointly filed with the SEC on August 25, 2014 by Cordlife Group Limited (“Cordlife”), Magnum Opus International Holdings Limited (“Magnum”) and Mr. Kam, as previously amended and supplemented by amendments to Schedule 13D filed on October 17, 2014 and November 10, 2014 (as so amended, the “Original Kam Schedule 13D”).

Item 1.                   Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of China Cord Blood Corporation (the “Company” or “Issuer”). The Issuer’s principal executive office is located at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

Item 2.                   Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (c) and (f)

Golden Meditech, a Cayman Islands company, is an integrated healthcare enterprise in China. Golden Meditech currently holds 100% of the total equity interest in GM Stem Cells, a British Virgin Islands company. The address of the principal business and principal office of each of GM Stem Cells and Golden Meditech is 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

Bio Garden is a company incorporated in the British Virgin Islands. Mr. Kam is the founder of certain discretionary trusts which own the entire issued share capital of Bio Garden. The registered office of Bio Garden is Portcullis TrustNet Chambers, PO Box 3444, Road Town, Tortola, British Virgin Islands.

The name, business address, present principal occupation and citizenship of each of the executive officers and directors of each of GM Stem Cells, Golden Meditech and Bio Garden, including Mr. Kam, are set forth in Schedule A hereto.

(d) – (e)

During the past five years, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed on Schedule A hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                   Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

It is currently anticipated that, at the price per Ordinary Share set forth in the Proposal (as defined in Item 4 below), approximately US$316 million will be expended in acquiring all of the outstanding Ordinary Shares of the Company not already owned by Golden Meditech. This amount excludes (i) the funds which may be required to acquire all of the 7% senior convertible notes of the Company, (ii) the funds which may be required to pay for certain outstanding restricted share units issued by the Company, and (iii) the costs and expenses associated with the Transaction (as defined below). It is anticipated that the Transaction will be financed with a combination of available cash resources and debt and equity capital.

In order to fund the Transaction, Golden Meditech proposes to conduct a conditional open offer on a fully-underwritten basis (the “Open Offer”), on the basis of one new ordinary share of Golden Meditech (the “Offer Share”) for every two existing ordinary shares of Golden Meditech to eligible shareholders of Golden Meditech with excess application at a proposed subscription price of approximately HK$1.40 per Offer Share.

On April 27, 2015, Golden Meditech and Bio Garden entered into a term sheet (the “Term Sheet”) relating to the Open Offer. Pursuant to the Term Sheet, subject to Bio Garden having obtained, on or before May 31, 2015, a credit facility from a financial institution in Hong Kong for the purposes of fully underwriting all of the Offer Shares to be issued under the Open Offer, the parties will enter into a legally binding conditional underwriting agreement setting out the terms and conditions of the underwriting arrangement described above. Such underwriting agreement must provide that Bio Garden’s obligation to underwrite the Open Offer is conditional upon, inter alia, Bio Garden having applied for, and obtained, a whitewash waiver under the Hong Kong Code on Takeovers and Mergers from the Executive Director of The Securities and Futures Commission of Hong Kong from the obligation to make a mandatory general offer for the securities of Golden Meditech not already owned or agreed to be acquired by itself or parties acting in concert with it.

The description of the Term Sheet in this Item 3 is qualified in its entirety by reference to the complete text of the Term Sheet, a copy of which is attached hereto as Exhibit 13 and is incorporated by reference in its entirety into this Item 3.

Item 4.                   Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On April 27, 2015, Golden Meditech submitted a preliminary, non-binding proposal letter (the “Proposal”) to the Company’s board of directors (the “Board”) in connection with the acquisition of all of the outstanding Ordinary Shares that are not already directly or indirectly owned by Golden Meditech (the “Transaction”). In the Proposal, Golden Meditech, among other things, indicated that (i) it is interested only in pursuing the Transaction and is not interested in selling its Ordinary Shares in any other transaction involving the Company, and (ii) it intends to acquire all of the 7% senior convertible notes of the Company.

The description of the Proposal in this Item 4 is qualified in its entirety by reference to the complete text of the Proposal, a copy of which is attached hereto as Exhibit 12 and is incorporated by reference in its entirety into this Item 4.

If the Transaction is carried out and consummated, the Ordinary Shares will no longer be traded on the New York Stock Exchange and the Company’s obligation to file periodic reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) would be terminated. In addition, consummation of the Transaction could result in one or more of the actions specified in clauses (a) - (j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the Board (as the surviving company in the merger), and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Transaction will be entered into or be consummated. The Proposal provides that no binding obligation on the part of the Company or Golden Meditech shall arise with respect to the Transaction unless and until definitive agreements have been executed.

The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4 including among others, the purchase price for the Transaction and the debt and/or equity financing arrangements. Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws.

Except as set forth in this Item 4, none of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, any of the persons listed on Schedule A hereto, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                   Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) - (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Company for each of the Reporting Persons as of the date of this Amendment No. 8.

Name	Shares Beneficially Owned	Percentage of Total(1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
GM Stem Cells	30,681,266	38.3%	30,681,266	—	30,681,266	—
Golden Meditech(2)	30,681,266	38.3%	30,681,266	—	30,681,266	—
Bio Garden(3)	7,137,807	8.9%	—	7,137,807	—	7,137,807
Mr. Kam(4)	16,331,851	18.4%	9,166,351	7,165,500	9,166,351	7,165,500

(1) As disclosed in the Form 20-F of the Company filed with the SEC on July 31, 2014, the Company had 73,003,248 Ordinary Shares outstanding as of March 31, 2014. In addition, as disclosed in the Schedule 13D filed with the SEC by Magnum Opus International (PTC) Limited on February 10, 2015, the Company issued an additional 7,080,000 Ordinary Shares on December 15, 2014 pursuant to its restricted share unit scheme.

(2) Includes 30,681,266 Ordinary Shares held by GM Stem Cells.

(3) Includes 7,137,807 of the 30,681,266 Ordinary Shares beneficially owned by Golden Meditech. Bio Garden beneficially owns 23.264385% of the ordinary shares of Golden Meditech assuming the exercise of vested warrants held by Bio Garden to purchase additional ordinary shares of Golden Meditech.

(4) Includes (i) 357,331 Ordinary Shares held by Mr. Kam, (ii) 7,165,500 of the 30,681,266 Ordinary Shares beneficially owned by Golden Meditech, and (iii) 8,809,020 Ordinary Shares issuable upon conversion in full of the Magnum Note (as defined below in Item 6) held by Magnum, a company wholly owned by Mr. Kam. Mr. Kam may be deemed to have beneficial ownership of 23.354644% of the ordinary shares of Golden Meditech assuming the exercise of vested share options held by Mr. Kam and warrants held by Bio Garden to purchase additional ordinary shares of Golden Meditech.

Mr. Kam Yu Kong currently owns 282,193 Ordinary Shares and Ms. Ting Zheng currently owns 1,071,994 Ordinary Shares. Except as disclosed in this Schedule 13D, to the best knowledge of each of the Reporting Persons, none of the persons listed on Schedule A hereto beneficially owns any Ordinary Shares.

Due to the nature of the transactions described in Item 4, the Reporting Persons may be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with each other. Except as disclosed in this Schedule 13D, each Reporting Person hereby expressly disclaims beneficial ownership of any Ordinary Shares beneficially owned by any of the other Reporting Persons or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any of the other Reporting Persons or any other person.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of each Reporting Person, any of the persons listed on Schedule A hereto has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Ordinary Shares beneficially owned by the Reporting Persons, or to the best knowledge of each of the Reporting Persons, beneficially owned by the persons listed on Schedule A hereto.

(e) Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The description of the Term Sheet in Item 3 and the Proposal in Item 4 is incorporated herein by reference in its entirety.

Magnum is a company wholly owned by Mr. Kam. As disclosed in the Original Kam Schedule 13D, Magnum currently holds a 7% senior convertible note due 2017 in the principal amount of US$25 million issued by the Company (the “Magnum Note”). The conversion price under the Magnum Note is US$2.838, and accordingly, subject to the terms and conditions of the Magnum Note, Magnum is entitled to receive 8,809,020 Ordinary Shares upon conversion of such note in full. The funds paid by Magnum in connection with its purchase of the Magnum Note from Golden Meditech were provided pursuant to a facility agreement between Cordlife and Magnum. Magnum also entered into a security agreement and an accounts charge with Cordlife, pursuant to which, among other things, Magnum pledged to Cordlife and granted to Cordlife a security interest in all of Magnum’s right, title and interest in, to and under (i) the Magnum Note (including all rights to payment thereunder), and (ii) any shares, or other equity securities acquired by Magnum pursuant to the Magnum Note and any other assets issued on account of such converted securities. Magnum also became a party to a registration rights agreement relating to the Ordinary Shares by and among Golden Meditech, Cordlife and the Company. For a detailed description of the Magnum Note and the other documents described above, please refer to the Original Kam Schedule 13D and the relevant exhibits thereto.

Item 7.                   Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The following documents are filed as exhibits:

Exhibit No.	Description

11	Joint Filing Agreement, dated as of April 27, 2015, by and among the Reporting Persons.

12	Proposal Letter from Golden Meditech to the board of directors of the Company, dated as of April 27, 2015.

13	Term Sheet, dated as of April 27, 2015, between Golden Meditech and Bio Garden.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2015

GOLDEN MEDITECH STEM CELLS (BVI) COMPANY LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

GOLDEN MEDITECH HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Chairman and Chief Executive Officer

BIO GARDEN INC.

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

YUEN KAM

/s/ Yuen Kam

SCHEDULE A

Additional Information Concerning Reporting Persons

The following is a list of all executive officers and directors of each of GM Stem Cells, Golden Meditech and Bio Garden and certain other information with respect to each executive officer and director.

Executive Officers and Directors of GM Stem Cells

Name	Present Principal Occupation	Business Address	Citizenship

Yuen Kam	Director	48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.	Hong Kong S.A.R.

Ting Zheng	Director	48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.	PRC

Executive Officers and Directors of Golden Meditech

Name	Present Principal Occupation	Business Address	Citizenship

Yuen Kam	Chairman and Executive Director	48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.	Hong Kong S.A.R.

Kam Yu Kong	Executive Director	48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.	Hong Kong S.A.R.

Kwok Kuen Harry Yu	Executive Director	48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.	Hong Kong S.A.R.

Ting Zheng	Non-executive Director	48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.	PRC

Yue Gao	Non-executive Director	48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.	PRC

Gang Cao	Independent Non-executive Director	48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.	PRC

Qiao Gu	Independent Non-executive Director	48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.	Germany

Wen Feng	Independent Non-executive Director	48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.	PRC

Daniel Foa	Independent Non-executive Director	48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.	United Kingdom

Executive Officers and Directors of Bio Garden

Name	Present Principal Occupation	Business Address	Citizenship

Yuen Kam	Chairman and Executive Director	48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.	Hong Kong S.A.R.